NATURAL RESOURCE PARTNERS L.P.

601 JEFFERSON STREET

SUITE 3600

HOUSTON, TEXAS 77002

Dwight Dunlap	Tel: (713) 751-7514
Chief Financial Officer & Treasurer	Fax: (281) 657-8014

November 5, 2013

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

101 F Street, N.E.

Washington, D.C. 20549

Re:	Natural Resource Partners L.P.

Form 10-K for the Year Ended December 31, 2012

Filed February 28, 2013

Form 10-Q for the Quarter Ended June 30, 2013

Filed August 7, 2013

File No. 001-31465

Dear Ms. Jenkins:

Natural Resource Partners L.P. (the “Company”) is providing the following response to the comment letter dated November 1, 2013, from the staff of the Division of Corporation Finance (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”). The comment letter relates to the Company’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2013 (the “Form 10-Q”). The Staff’s comment letter responds to the Company’s letter to the Staff dated October 29, 2013, which letter responded to the Staff’s comment letters to the Company dated October 24, 2013 and October 19, 2013. The response provided below corresponds to the Staff’s comment in the November 1, 2013 letter, which has been reproduced herein for ease of reference. In addition, the response below reflects the telephone discussion between the Staff and representatives of the Company on November 5, 2013.

Staff Comment

Form 10-Q for the Quarter Ended June 30, 2013

Consolidated Statements of Comprehensive Income, page 5

1.	We note your response to our prior comment. In order to highlight that the “Revenues” section includes equity in the earnings of unconsolidated investments, please modify your titles “Revenues” and “Total Revenues” in future filings to better reflect the amounts included (e.g. “Revenues and Other Income”).

Response

As requested by the Staff, in order to highlight that the “Revenues” section in the Company’s financial statements includes equity in the earnings of unconsolidated investments, the Company undertakes to modify the titles “Revenues” and “Total Revenues” in future filings with the SEC. Beginning with the Form 10-Q that the Company will file for the quarter ended September 30, 2013, the Company will use the title “Revenues and Other Income” in the financial statements and in all other applicable places in the filing, including in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In addition, as previously noted to the Staff, the Company will add the following disclosure to the Significant Accounting Policies footnote in the financial statements in its future filings with the SEC.

“The Partnership includes earnings and losses from nonconsolidated investments in revenue when the earnings and losses are generated from natural resource related activities.”

* * * * *

If you have further questions or comments, please do not hesitate to contact the undersigned by telephone at (713) 751-7514.

Sincerely,

Natural Resource Partners L.P.

By:	NRP (GP) LP, its general partner

By:	GP Natural Resource Partners LLC, its general partner

By:	/s/ Dwight L. Dunlap
Dwight L. Dunlap
Chief Financial Officer and Treasurer

cc:	James Giugliano (SEC)
Rufus Decker (SEC)

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